FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation

(the “Company”)

Suite 4400, 40 King Street West

Toronto, Ontario  M5H 3Y4

Item 2.

Date of Material Change

January 29, 2016

Item 3.

News Release

News release was issued on February 15, 2016 and disseminated through Marketwired.

Item 4.

Summary of Material Change

The Company has changed its auditor from Ernst & Young LLP, Chartered Accountants, to Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.

Item 5.1

Full Description of Material Change

Please see the Company’s news release attached as Schedule “A” for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact:

James E. Sinclair

President and CEO

1-844-364-1830

Item 9.

Date of Report

February 15, 2016

Schedule “A”

Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – February 15, 2016

Tanzanian Royalty Announces Change of Auditor

TORONTO, ONTARIO--(Marketwired February 15, 2016) - Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") announces that it has changed its auditor from Ernst & Young LLP, Chartered Accountants, (the "Former Auditor") to Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants (the "Successor Auditor").

There were no reservations in any auditor’s reports for the two most recently-completed fiscal years or for any period subsequent to the most recently-completed period for which an audit report was issued and preceding the date of the Former Auditor's resignation. There were no reportable events between the Company and the Former Auditor.

The Notice of Change of Auditor, together with the letter from the Former Auditor and the letter from the Successor Auditor have been reviewed by the Company’s audit committee and board of directors and are filed on SEDAR.

Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release